ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated January 31, 2007
Return Optimization Securities Linked to Light Sweet Crude Oil Futures Deutsche Bank AG, London Branch

Product Description

Return Optimization Securities (the “Notes”) are designed to enhance returns in moderate-return environments. If the Oil Return is positive, at maturity you will receive your principal plus 3 times the Oil Return, up to the applicable Maximum Gain, providing you with an opportunity to outperform the light sweet crude oil futures contract. If the Oil Return is negative, at maturity your principal will be fully exposed to the decline in Oil price.

Features

Enhanced Returns in Moderate Return Environments

❑	Potential to outperform the light sweet crude oil futures contract

❑	At maturity, receive 3x any positive Oil Return, up to the Maximum Gain, with 1-for-1 downside exposure to any negative Oil Return

❑	Opportunity to diversify your portfolio into commodities

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa3)[1]

Issue Price	$10 per Note

Term	1 year

Oil	The price of light sweet crude oil under the NYMEX generic first nearby light sweet crude oil futures contract (Bloomberg symbol: CL1)

Payment at Maturity (per $10)

If the Oil Return is greater than or equal to the Maximum Gain, you will receive your principal plus a return equal to the Maximum Gain:

$10.00 + ($10.00 x Maximum Gain)

If the Oil Return is positive but less than the Maximum Gain, you will receive your principal plus a return equal to 3 times the Oil Return, up to the Maximum Gain:

$10.00 + ($10.00 x 3 x Oil Return), up to the Maximum Gain

If the Oil Return is zero, you will receive:

$10.00

If the Oil Return is negative, you will receive your principal reduced by the percentage decrease from the Initial Oil Price to the Final Oil Price:

$10.00 + ($10.00 x Oil Return)

In this case, you may lose all or a substantial portion of your principal.

Maximum Gain[2]	18.00% to 20.00%

Oil Return	Final Oil Price - Initial Oil Price Initial Oil Price

Initial Oil Price	The closing price of Oil on the Trade Date

Final Oil Price	The closing price of Oil on the Final Valuation Date

Trade Date	February 21*, 2007

Settlement Date	February 28*, 2007

Final Valuation Date	February 22*, 2008

Maturity Date	February 29*, 2008

Scenario Analysis at Maturity

Assumption: Maximum Gain of 19.00%

*	Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the term sheet No. 18H related to this offering dated January 31, 2007 together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, and product supplement H dated January 29, 2007.

Notes: 1 Moody’s Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. 2 The Maximum Gain will be set on the Trade Date.

Light Sweet Crude Oil Futures Contract

The NYMEX light sweet crude oil futures contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. A futures contract is a legally binding obligation requiring the holder to buy or sell a particular commodity at a particular price and location at a specific date. Contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. In the case of the NYMEX light sweet crude oil futures contract, trading occurs during exchange hours on the floor of the exchange. The first nearby contract is the contract next scheduled for settlement. Subject to certain exceptions described more fully in the term sheet, the closing price of light sweet crude oil will be, for any day, the closing price for the NYMEX generic first nearby light sweet crude oil futures contract appearing under the ticker CL1 <CMDTY> as reported by Bloomberg L.P., or its successor, at the close of business on such day.

Historical Light Sweet Crude Oil Futures Contract Price

The graph below illustrates the performance of Light Sweet Crude Oil Futures Contract from January 1, 2002 to January 29, 2007.

Source: Bloomberg L.P.

Investor Suitability

The Notes may be suitable for you if:

♦	You believe Oil will appreciate over the term of the Notes and that such appreciation is unlikely to exceed the Maximum Gain.

♦	You are willing to make an investment that is exposed to the full downside performance of Oil.

♦	You do not seek current income from this investment.

♦	You are willing to hold the Notes to maturity.

♦	You are willing to invest in the Notes based on the range indicated for the Maximum Gain (the actual Maximum Gain will be determined on the Trade Date).

The Notes may not be suitable for you if:

♦	You do not believe Oil will appreciate over the term of the Notes, or you believe such appreciation will be more than the Maximum Gain over the term of the Notes.

♦	You seek an investment that is not subject to a Maximum Gain or that is not exposed to the full downside performance of Oil.

♦	You seek current income from your investments.

♦	You are unable or unwilling to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

Key Risks

♦	Your investment in the Notes may result in a loss of your entire principal—Your investment will be fully exposed to any decline in the Final Oil Price, as compared to the Initial Oil Price. Accordingly, you could lose the entire principal amount of your Notes.

♦	Your return on the Notes is limited to the Maximum Gain—Your Payment at Maturity will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in Oil, which may be significant. We refer to this percentage as the Maximum Gain, which will be set on the Trade Date and will not be less than 18.00% of the principal amount.

♦	Certain built-in costs, such as the agents’ commission and our estimated cost of hedging, are likely to adversely affect the value of the Notes prior to maturity—You should be willing and able to hold your Notes to maturity.

♦	Lack of liquidity—There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.

♦	Potential conflicts—Because we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦	Increased volatility—The value of Oil is subject to variables that may be less significant to the values of more traditional securities such as stocks and bonds. These additional variables may create additional investment risks.

♦	In addition to the price of Oil on any day, many economic and market factors will affect the value of the Notes.

Investing in the notes involves a number of risks. See “Risk Factors” in the accompanying product supplement and “Selected Risk Considerations” in the accompanying term sheet. Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.